BESPOKE CAPITAL ACQUISITION CORP.

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

April 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Kevin Stertzel

 John Cash

 Sherry Haywood

 Perry Hindin

Re:	Bespoke Capital Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 20, 2021
File No. 333-254260

Ladies and Gentlemen:

Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia (“BCAC,” the “Company,” “we,” or “our”), is in receipt of the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters dated April 26, 2021 and April 27, 2021 (the “Comment Letters”), relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 of the Company (as amended, the “Form S-4”).

An Amendment No. 2 to the Registration Statement on Form S-4 was filed by the Company with the Commission today (the “Amended Form S-4”). Below are the Company’s responses to the Comment Letters. For your convenience, the italicized numbered responses set forth below correspond to the comments contained in the applicable Comment Letter.

Comment Letter dated April 26, 2021

Amendment No. 1 to Form S-4 filed April 20, 2021

General

1.

We note your response included in your letter dated April 16, 2021, responding to comment 1 of our letter dated April 15, 2021. We are unable to agree with your conclusion that the “redemption opportunities” referenced in your April 14 and April 16 letters are not tender offers subject to Exchange Act Rule 13e-4 and Regulation 14E. The registrant bears the risk with respect to any liabilities arising from failure to comply with these rules.

BCAC respectfully acknowledges the Staff’s view.

Letter to Our Shareholders, page i

2.

Disclosure in the letter to shareholders indicates that “BCAC has agreed that it will allow any holder of Class A restricted voting shares to revoke their redemption until 4:00 p.m. (EDT) on May 3, 2021.” Please advise whether, when and how the changes included in the prospectus filed with Amendment No. 1 to the Form S-4 in response to all staff comments have been disseminated to all holders of Class A restricted voting shares who are entitled to redeem their shares. If such changes have been so disseminated, please also advise us whether any shareholder has requested to redeem such shares prior to receipt of such new information.

BCAC respectfully acknowledges the Staff’s comment, and advises the Staff that the amended Form S-4 filed on April 20, 2021 has been filed in Canada on SEDAR and the United States on EDGAR and posted to BCAC and VWE websites. Canadian rules allow issuers to supplement proxy circular disclosure by way of a press release. In that regard, BCAC issued a press release before market open on April 26, 2021 that provided an update on the business combination and included references to the Canadian Proxy Circular and the registration statement on Form S-4 filed in Canada and the United States as well as instructions for accessing or requesting those documents free of charge. The press release also reminded shareholders of the ability to revoke any redemption through the entire redemption period. No redemptions had been received by BCAC’s transfer agents prior to the filing of this press release and the date hereof.

In addition, BCAC advises the Staff that it has filed the Amended Form S-4 in Canada on SEDAR and the United States on EDGAR and has posted the Amended Form S-4 to the websites of BCAC and VWE. BCAC undertakes to issue a press release encouraging BCAC shareholders to review the Amended Form S-4 prior to the redemption date. This press release will further remind BCAC shareholders that any redemption may be revoked through the end of the first redemption period on May 3, 2021 at 4:00 p.m. EDT and that a second redemption period will be available to shareholders after the Amended Form S-4 is declared effective.

Supplementally, BCAC respectfully advises the Staff that upon the effectiveness of the Amended Form S-4 and the filing of the final Canadian non-offering prospectus, in accordance with Canadian law, BCAC will mail a notice of the redemption to BCAC shareholders, which will specifically direct shareholders to the Canadian non-offering prospectus and the U.S. prospectus forming a part of the Amended Form S-4, to all shareholders. This notice will be filed on SEDAR and EDGAR and will be posted, together with the final Canadian and U.S. prospectuses, to the BCAC and VWE websites.

Do BCAC Shareholders Have Redemption Rights?, page 15

3.

Disclosure in the answer to this question indicates that “the Second Redemption Amount will be paid by New VWE Holdco following the domestication...” With a view towards disclosure, please advise us of the outside date by which BCAC Shareholders can expect to receive payment relative to the date on which the Form S-4 is declared effective. Assume for purposes of this response at least two scenarios: the S-4 is declared effective before and after the May 6 special meeting date.

BCAC respectfully acknowledges the Staff’s comment and advises the Staff of the following two scenarios:

•

In the event the Form S-4 is declared effective on or prior to April 30, 2021, BCAC intends to commence a redemption period of at least 20 full business days starting on April 30, 2021 and ending on May 28, 2021 at 4:00 p.m. EDT. In this circumstance, payment would be made for any redeemed shares on or before the closing date for the transactions, which we would expect to be no later than June 3, 2021.

•

In the event the Form S-4 is declared effective on or prior to May 7, 2021, BCAC intends commence a redemption period of at least 20 full business days starting on May 7, 2021 and ending on June 7, 2021 at 4:00 p.m. EDT. In this circumstance, BCAC would make payment for any redeemed shares on or before the closing date for the transactions, which we would expect to be no later than June 10, 2021.

Q. What are the Interests of the Sponsor and BCAC Officers and Directors, page 16

4.

Please quantify the value of the interests held by the Sponsor in the transactions as of the most practicable date here and where similar disclosure appears on page 36. Provide disclosure about the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date.

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 16 and 38.

Material U.S. Federal Income Tax Considerations, page 258

5.

Please revise this section to clearly state that the disclosure in the tax consequences section is the opinion of Jones Day as the named counsel and clearly articulate the opinion of counsel. For guidance, see Section III.B of Staff Legal Bulletin No. 19. In addition, we note the statement that the domestication should qualify as an F Reorganization. Please explain why you cannot give a “will” opinion and describe the degree of uncertainty. If counsel intends to provide a “should” opinion, please explain the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure addressing the risk to investors regarding uncertain tax treatment. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19. Finally, please revise to remove inferences that investors may not rely on such disclosure such as the statement on page 259 that the disclosure is for informational purposes only.

We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amended Form S-4 on pages 38, 223, 263 and 264.

Comment Letter dated April 27, 2021

1.

We note that the Form 6-K filed on April 15, 2021 includes as exhibits a Notice of Meeting, Management Proxy Circular and Form of Proxy. Please advise whether the registrant disseminated proxy cards to shareholders. If so, please advise how doing so is consistent with Securities Act section 5. In responding to this comment, please refer to Securities Act Forms Compliance and Disclosure Interpretation 125.07.

We acknowledge the Staff’s comment and respectfully advise that the Management Proxy Circular was disseminated to BCAC shareholders in accordance with requirements of Canadian regulations. As a foreign private issuer in the Commission’s Multijurisdictional Disclosure System, BCAC is not subject to the U.S. proxy rules, including requirements to prepare a proxy statement in accordance with Schedule 14A. Instead, the Management Proxy Circular, including the proxy card, is prepared in accordance with and governed by local Canadian regulations. The dissemination of the Management Proxy Circular included the proxy cards relating to the vote on the extension of the permitted timeline for BCAC to complete a qualifying acquisition, the domestication of BCAC into Nevada and the approval of the business combination between VWE and BCAC. However, we believe that, even if the Staff were to view such materials to be so similar to the prospectus filed as part of the Form S-4 as to be a prospectus for purposes of Section 10 of the Securities Act, such materials would not be a proxy statement/prospectus of the type contemplated by Securities Act Forms Compliance and Disclosure Interpretation 125.07 (“C&DI 125.07”).

We also note that the Form S-4 that BCAC has filed with the Commission registers shares of New VWE Holdco to be issued to (1) VWE equity holders as consideration in the merger transaction contemplated by BCAC’s business combination with VWE and (2) BCAC shareholders in connection with BCAC’s domestication into Nevada. It does not register any shares to be issued to BCAC shareholders as consideration in the merger transaction contemplated by the business combination. In fact, BCAC shareholders will not be receiving any shares of New VWE Holdco, or other consideration, in the merger transaction. Instead, BCAC shareholders will simply be continuing their existing investment in a British Colombia corporation domesticating into a Nevada corporation.

It appears that the Staff published C&DI 125.07 out of concern that shareholders, when being asked to vote on a business combination in which such shareholders would receive securities offered as merger consideration if so approved, should have sufficient information regarding the offeror and such securities in advance of submitting a proxy. In respect of our view that C&DI 125.07 is primarily focused on shareholders who are to receive securities as merger consideration, we note that C&DI 125.07 affirms that written communications must be filed on the date of first use - reflecting the requirements of Rule 14a-12 under the Exchange Act, which is not applicable here, and Rules 165 and 425 under the Securities Act, which are applicable here only in respect of the shares to be issued in the merger transaction to VWE equity holders. We also note the language in C&DI 125.07 providing that a “vote on the transaction would amount to an investment decision with respect to the securities being registered[.]” We interpret the reference to “the securities being registered” to relate to the securities to be offered as merger consideration, which in this case would be the shares of New VWE Holdco to be offered to VWE equity holders in the merger transaction. We do not believe that the domestication, in which New VWE Holdco following the domestication will be deemed to be the same entity as BCAC prior to the domestication and all rights, privileges and powers of BCAC will remain vested in New VWE Holdco, raises the types of concerns that led the Staff to publish C&DI 125.07.

Finally, we respectfully note for the Staff that neither BCAC nor VWE has disseminated or will disseminate the form of written consent relating to the consent solicitation described in the Form S-4 to VWE equity holders until the Form S-4 is declared effective by the Commission.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact Joel T. May of Jones Day at (404) 581-8967.

Sincerely yours,

/s/ Maja Spalevic
Maja Spalevic Chief Financial Officer Bespoke Capital Acquisition Corp.

Copies to:

Robert A. Profusek, Jones Day

Joel T. May, Jones Day

Patrick Daugherty, Foley & Lardner LLP

Mark Harms, Bespoke Capital Acquisition Corp.